[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX LETTER

August 20, 2009

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	FedEx Corporation Form 10-K for the fiscal year ended May 31, 2009 File No. 001-15829

Dear Ms. Cvrkel:

We are in receipt of the Commission’s letter dated August 6, 2009 on our Form 10-K for the fiscal year ended May 31, 2009. The following are FedEx’s responses to the Commission’s comments:

Management’s Discussion and Analysis

Reportable Segments, page 50

1.	Please revise future filings to discuss the nature of any significant changes in each operating expense line item for each of the Company’s segments. Also, please revise to discuss the amount of intercompany charges allocated to each segment based either on gross dollar amount allocated or as a percentage of revenue and discuss the facts and circumstances responsible for changes in allocated costs. For example, please tell us why intercompany charges for each transportation segment were higher in 2009 as a percent of revenue attributable to each segment. Alternatively, you can discuss the changes in the FedEx Services expenses from year to year in the operating results discussion of the FedEx Services segment.

Ms. Linda Cvrkel
August 20, 2009

Response: The requirements of Item 303 of Regulation S-K and FR-72, together with related guidance, instruct us to use judgment in including information that will “enhance a reader’s understanding” of our results of operations while avoiding disclosures that would result in information overload for investors or disclosure of information that is not required or is immaterial. Consistent with this guidance, we do not include commentary on or quantification of immaterial or intuitively apparent changes in expense captions that simply result from changes in shipping volumes or normal cost inflation. To promote an understanding of the relationship between our revenue and volume levels and our operating expenses, on page 39 of our 2009 management’s discussion and analysis of results of operations and financial condition (MD&A), we make the following disclosure:

“The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volume. The following discussion of operating expenses describes the key drivers impacting expense trends beyond changes in revenues and volume.”

We also include tables for each operating segment that depict each operating expense caption as a percentage of that year’s total revenues. This allows for the identification of fluctuations in line items that may be unrelated to changes in revenue and volume. We will continue to specifically comment on fluctuations in individual operating expense line items for our segments to the extent that they are material and promote an understanding of our financial results.

With respect to intercompany charges, we disclose (on page 51 of our 2009 MD&A) that they are allocated based on metrics such as relative revenues or estimated services provided. Our disclosures include the amount of intercompany charges allocated to each of our transportation segments within the financial summaries for that particular segment (see page 52 for FedEx Express, page 57 for FedEx Ground and page 61 for FedEx Freight). In addition, we include tables that provide intercompany charges as a percentage of revenue for each of our transportation segments (see page 55 for FedEx Express, page 58 for FedEx Ground and page 62 for FedEx Freight). Further, we have disclosed the factors contributing to year-over-year variances (where applicable) in the intercompany charges allocated to each segment. For example, with respect to FedEx Ground, we disclose (on page 58 of our 2009 MD&A) that “intercompany charges increased 8% during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge), higher general and administrative costs and higher allocated customer service costs.” For FedEx Freight, we disclose (on page 62 of our 2009 MD&A) that “intercompany charges increased 35% during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge) and higher allocated information technology costs from FedEx Services.” At the FedEx Express segment, we concluded that the change in intercompany charges from 2008 to 2009 (one percent lower) was immaterial and did not warrant additional discussion based on the amount of the change in relation to the financial results of FedEx Express.

Ms. Linda Cvrkel
August 20, 2009

To provide increased transparency in our MD&A, we will include additional disclosure in future filings within the transportation segment discussions to discuss more directly the underlying changes in our business and economic factors driving the variance in allocated intercompany charges. For example, if an increase in information technology costs was attributable to higher incentive compensation to information technology personnel, then future filings will disclose such additional information to promote a better understanding of the underlying business factors driving the increased allocations.

Notes to the Financial Statements

General

2.	We note from your discussion on page 43 of MD&A that you have implemented several actions in 2009 to lower your cost structure. To the extent that any of these activities are considered exit or restructuring activities as defined in SFAS No. 146, please confirm that you have applied the guidance in SFAS No. 146 and in future filings please revise the notes to the financial statements to include all of the disclosures required by paragraph 20 of SFAS No. 146 as applicable.

Response: Certain of the actions we implemented in 2009 met the definition of exit activities and were accounted for in accordance with SFAS 146. These activities included the fourth quarter severance actions taken at FedEx Express and FedEx Freight ($20.7 million), the fourth quarter aircraft-related lease and contract termination costs at FedEx Express ($53.3 million) and the consolidation of our FedEx Freight regional offices ($26 million). In our 2009 Form 10-K, we include many of the disclosures required by paragraph 20 of SFAS 146, and we concluded that the remaining disclosures either were not applicable or would not be meaningful based on the immateriality of the total amount of these activities ($100 million) in relation to our total annual operating expenses (less than 0.5%). Further, the accrued liabilities were primarily associated with contractual obligations not subject to risk of future changes in estimates and these activities were completed at May 31, 2009. In addition, the future cash outlays resulting from the liabilities recorded are immaterial. Our disclosures provide the facts and circumstances leading to charges, the line item in the income statement where the amount is recorded and the amount incurred by segment.

In future filings, we will disclose that these activities were complete at May 31, 2009 and that the future cash outlays under the remaining accruals are immaterial and not based on estimates subject to risk of changes.

Ms. Linda Cvrkel
August 20, 2009

Note 1. Description of Business and Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 97

3.	We note your disclosure that a limited amount of your total aircraft capacity remains temporarily grounded because of network overcapacity due to the current economic environment. Please tell us if these aircraft continue to remain grounded subsequent to your filing of the Form 10-K and if so, please tell us if you have performed an impairment analysis of these aircraft subsequent to your fourth quarter 2009 analysis. If not, please tell us why you do not believe such an analysis is required pursuant to the guidance in paragraph 8 of SFAS No. 144.

Response: At May 31, 2009, we had less than 1% of our aircraft fleet (six aircraft) temporarily grounded due to current economic conditions. These aircraft have a net book value of $7 million. We continue to depreciate these aircraft consistent with the existing rules for temporarily idle assets. Our current volume forecast projects these aircraft returning to revenue service.

As noted on page 97 of our 2009 Form 10-K and in the Critical Accounting Estimate section of our 2009 MD&A, we operate integrated transportation networks and therefore cash flows for our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment.

As noted above, our current fleet plan calls for all of these aircraft to be returned to revenue service. Further, during the first quarter of fiscal year 2010, we have had no further aircraft removed from service and our FedEx Express segment remains profitable, albeit at lower levels than prior years, but consistent with the trends noted during the fourth quarter of 2009. Accordingly, no additional impairment analysis was performed subsequent to the fourth quarter of 2009, as we do not believe that events or circumstances have changed to indicate that the carrying amount of these temporarily grounded assets is not recoverable in accordance with the factors outlined in paragraph 8 of SFAS 144.

Note 4. Goodwill and Intangibles, page 102

4.	It appears from your disclosure in Note 13 that the FedEx Services segment expenses are allocated to the other transportation segments and you do not report an operating income/loss number for this segment (other than impairment charges). In light of the fact that it appears this segment mostly supplies services to the other transportation segments, please explain to us the nature of the goodwill allocated to this segment at May 31, 2009 and explain to us why you believe that this goodwill is realizable. As part of your response, please tell us how you use operating income as part of your forecast and impairment analysis given the lack of a segment operating income amount.

Ms. Linda Cvrkel
August 20, 2009

Response: The FedEx Services segment includes the operations of:

•	FedEx Services, which provides sales, marketing and information technology support to our other companies;

•	FedEx Customer Information Services, which is responsible for customer service, billings and collections for FedEx Express and FedEx Ground U.S. customers;

•	FedEx Global Supply Chain Services, which provides a range of logistics services to our customers; and

•	FedEx Office, which provides retail access to our customers for our package transportation businesses and an array of document and business services.

While we treat each of these businesses as reporting units (consistent with the definition in paragraph 30 of SFAS 142) only FedEx Office has recorded goodwill. We acquired FedEx Office in February 2004 for $2.4 billion and recorded $1.7 billion in goodwill associated with the purchase. In the first quarter of 2008, FedEx Office became a part of the FedEx Services segment as a result of the strategic changes we made to FedEx Office (described below in response to comment 5) and to allow the FedEx Office reporting unit to benefit from the resources and management expertise of FedEx Services. With that reorganization, the FedEx Services segment became a reportable segment under SFAS 131. However, FedEx Office continued to meet the definition of a reporting unit for purposes of goodwill impairment testing.

For internal and segment reporting purposes, we allocate the net operating costs of the FedEx Services segment to the transportation businesses benefiting from those services. However, as a reporting unit, FedEx Office has forecasted revenues, operating income and cash flows for purposes of our impairment analysis. The fair value of FedEx Office as of the fourth quarter of 2009 was determined based on current market conditions, including consideration of market participant assumptions, as well as the expected future performance of the FedEx Office reporting unit. While the fair value of the FedEx Office reporting unit declined significantly in 2009, several actions were taken during 2009 to reduce its cost structure and position it for long-term growth under better economic conditions (as disclosed on page 78 of our 2009 MD&A). We believe that the remaining goodwill ($362 million) is realizable based on these strategic actions, combined with our current forecast of future operating income and cash flows for the FedEx Office reporting unit.

Ms. Linda Cvrkel
August 20, 2009

Note 13. Business Segment Information, page 121

5.	We note from your disclosure in Note 13 to the financial statements that the net operating costs of FedEx Services segment are allocated to the other transportation segments and the Services segment does not have a segment operating income/loss amount other than the amount of any goodwill or other impairment charges that are specific to that segment. Please explain to us how the CODM evaluates segment performance of the FedEx Services segment (including the operations of FedEx Office). As part of your response, please tell us why you believe it is appropriate to allocate the entire amount of revenues and expenses of FedEx Services segment (including FedEx Office) to the other transportation segments. Also, in light of the fact that in the Form 10-K for the year ended May 31, 2007 you disclosed $45 million operating income for fiscal 2007 related to the FedEx Kinko’s segment, which is now part of FedEx Services segment, please explain to us why your current 10-K discloses zero operating income/loss allocated to the Services segment for 2007.

Our strategy for FedEx Services is to operate combined sales, marketing, administrative and IT functions in a shared services operation that supports our transportation businesses and allows us to pursue synergies from the combination of these functions. Within the FedEx Services segment we also operate certain businesses that serve as sales channels for our transportation segments.

Following the acquisition of FedEx Office, we began to change the nature of that business, substantially increasing its capabilities to accept packages and making significant investments in expanding its retail network for the benefit of our package businesses. In addition, new service offerings such as print online were developed, which leverage both the printing and shipping capabilities of these retail access locations. With these changes, FedEx Office evolved from a collection of individual profit centers into a network of locations to provide broad shipping access to our customers. Our strategic and capital investment decisions related to FedEx Office focus heavily on the benefits to the package businesses rather than operating a standalone retail business. Accordingly, the prominence of our printing and copy business has diminished and FedEx Office locations are used to offer new products and services that enhance the breadth of the customer experience to our core shipping services.

The FedEx Services segment is jointly managed by our Executive Vice President, Market Development and Corporate Communications, and our Executive Vice President, FedEx Information Services and Chief Information Officer. All of the business units in the FedEx Services segment report to these two individuals and they make decisions about how to allocate resources within the segment based on the needs of the core transportation segments. Because the FedEx Services segment (including FedEx Office) provides direct and indirect support to our transportation businesses, we allocate all of the net operating costs of the FedEx Services segment to our transportation businesses for our internal management reporting to reflect the full cost of operating those businesses. Further, the segment managers for each of our transportation businesses review and evaluate the performance of their respective segments after the allocation of the net operating costs of the FedEx Services segment.

Ms. Linda Cvrkel
August 20, 2009

Within the FedEx Services segment allocation, only the net operating results of the FedEx Office reporting unit are included in the costs allocated to our package businesses. The gross revenues of FedEx Office are not allocated to the package businesses. Revenues from FedEx Office (and FedEx Supply Chain Services) serve to lower the net operating costs allocated to our package businesses. Furthermore, the net operating costs of FedEx Office represent a small portion of the total allocated net operating costs of the FedEx Services segment (2% in 2009). Because this is how management internally views the FedEx Office and FedEx Services businesses, the segment rules require us to report segment results in this manner.

Our Chief Operating Decision Maker (CODM) is the CEO and Chairman of FedEx Corporation. As disclosed in our 2009 MD&A, the principal measure of the performance of our core segments is operating income (after all intercompany allocations). Because FedEx Services is predominately an internal service provider, the CODM makes resource allocation decisions and evaluates the performance of the FedEx Services segment (including FedEx Office) based on the impact of the allocated total net operating costs of the FedEx Services segment on the performance of our transportation segments.

In our 2009 Form 10-K, the $45 million in operating income for FedEx Kinko’s (now FedEx Office) in 2007 was reclassified to conform the presentation of this amount to our current segment presentation. Thus, the operating income for FedEx Office for 2007 was allocated to the 2007 results of FedEx Express and FedEx Ground.

To provide additional clarity on the role of the FedEx Services segment to the users of our financial statements we will add the following disclosure to our future filings:

“FedEx Services operates combined sales, marketing, administrative and IT functions in a shared services operation that supports our transportation businesses and allows us to pursue synergies from the combination of these functions. Therefore, the FedEx Services segment is providing direct and indirect support to our transportation businesses and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses.”

Ms. Linda Cvrkel
August 20, 2009

FedEx acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029.

Very truly yours,

FedEx Corporation

/s/ ALAN B. GRAF, JR.

Alan B. Graf, Jr.

ABG:hcn

cc:	Frederick W. Smith Christine P. Richards John L. Merino Robert T. Molinet Herbert C. Nappier